Form 10-K405, Exhibit 13
period 1997-12-31
KENTUCKY UTILITIES CO; KU ENERGY CORP
filed 1998-03-26
CIK 55387, 835715

EXHIBIT 13


     Management's Discussion and Analysis of Financial Condition and Results of Operation

     COMPANY DESCRIPTION

     KU Energy Corporation (KU Energy or the Company) is an investor-owned utility holding company with two wholly owned subsidiaries. Kentucky Utilities Company (KU), the principal subsidiary of KU Energy, is an electric utility, and KU Capital Corporation (KU Capital) is a nonutility subsidiary. Material changes in the consolidated financial condition and results of operations of the Company are primarily attributable to the operations of KU.

     THE MERGER

     On May 20, 1997, KU Energy and LG&E Energy Corp. (LG&E Energy) entered into an Agreement and Plan of Merger (Merger) providing for a tax-free, stock for stock merger of KU Energy and LG&E Energy. As a result of the Merger, LG&E Energy, the surviving corporation, will become the parent company of KU and will continue as parent of Louisville Gas & Electric Company (LG&E). When the Merger is completed, shareholders of KU Energy common stock will receive 1.67 shares of LG&E Energy common stock for each share of KU Energy common stock held.

     Shareholders of both companies approved the Merger on October 14, 1997. The Merger also has been approved by the Virginia State Corporation Commission (SCC) and the Kentucky Public Service Commission (PSC).

     The PSC order approves a surcredit mechanism which passes one-half of the potential non-fuel merger savings (net of costs to achieve) to customers over the first five years following the consummation of the Merger. The credit will be nearly 2% of customers bills in the five-year period and will amount to approximately $63 million in net non-fuel savings to KU customers. Similar methods for passing net non-fuel merger savings have been approved for Virginia customers by the SCC and agreed to by KU's municipal wholesale customers.

     The PSC order also approves recovery from ratepayers of one-half of merger-related expenses (not to exceed $77 million) over a five-year period. The remaining merger-related expenses will be expensed as incurred after the effective date of the Merger. The Company's share of merger-related expenses is expected to be approximately $38 million. Through December 31, 1997, the Company has deferred approximately $7.9 million pending consummation of the Merger. Of that amount, $4.1 million is included in regulatory assets to be recovered following the consummation of the Merger as described above. Refer to Note 1 of the Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies.

     As part of their application, KU and LG&E have proposed a base rate cap for five years after consummation of the Merger, except in the event of extraordinary circumstances such as a significant increase in the federal corporate tax rate. The PSC order notes that the PSC has the statutory jurisdiction to regulate utility rates including the authority to investigate and review KU's and LG&E's earnings at any time.

     The PSC order also requires KU and LG&E to file by September 14, 1998, or the consummation of the Merger, whichever is later, detailed plans to address any future rate regulation that may be adopted in the state. The PSC order further provides that the PSC will at that time determine on the basis of the described filings and other information whether changes should be made to the existing regulation of KU and LG&E.

     The Merger must still be approved by the Federal Energy Regulatory Commission and the Securities and Exchange Commission and reviewed by the Federal Trade Commission. Following receipt of the remaining regulatory approvals, the Merger is expected to be effective as early as the first half of 1998.

     RESULTS OF OPERATIONS

     Earnings and Dividends

     The Company's 1997 earnings were $2.25 per share compared to $2.17 per share earned in 1996, an increase of 4%. Earnings in 1997 were positively impacted by increased kilowatt-hour (kWh) sales to industrial customers and higher market prices on sales for resale offset somewhat by overall milder weather in 1997.

     Earnings per share for 1996 of $2.17 were 8% above earnings of $2.01 per share for 1995. The increase in 1996 earnings was largely due to kWh sales growth which was attributable to increased sales to neighboring utilities, continued economic growth in KU's service area and the impact of KU's successful marketing efforts.

     Common stock dividends were increased 2.3% to $1.76 per share in 1997. In January 1998, KU Energy's Board increased the common dividend again to an indicated annual rate of $1.80 per share. This marked the 17th consecutive year in which dividends have increased.

     1997 kWh Sales by Classification

     Year Ended December 31,                                              1997
     Residential                                                           27%
     Commercial                                                            19%
     Industrial                                                            24%
     Mine Power                                                             5%
     Public Authorities                                                     7%
     Sales for Resale                                                      18%
          Total                                                           100%

     Sales and Revenues
                                                 1997              1996
                                             kWh    Revenue     kWh   Revenue
                                           Change  Variance    Change Variance
                                           (%)       (000's)    (%)    (000's)

     Residential                             (2)    $(4,405)     3    $ 3,469
     Commercial                               -         154      -     (1,138)
     Industrial                               9       9,945      7      6,790
     Mine Power                               4         527     (4)    (2,062)
     Public Authorities                       -         220      4      1,862
          Total Retail Sales                  2       6,441      3      8,921
     Sales for Resale                        (9)     (1,878)    27     13,268
     Miscellaneous Revenues and Other         -         161      -      3,097
          Total                               -     $ 4,724      7    $25,286

     Total sales for 1997 were flat as compared to 1996. Residential sales decreased 2% for the year due to milder weather in 1997 compared to 1996. Industrial sales increased 9% reflecting continued growth in the manufacturing sector of the service area economy. Sales for resale, which include wholesale and opportunity sales, declined 9% in 1997; however, revenues did not decline by a comparable amount due to higher market prices per megawatt-hour on opportunity sales.

     Operating revenues of $716.4 million for 1997 were fairly flat, increasing $4.7 million (1%) from 1996 due primarily to kWh sales remaining almost unchanged as discussed above.

     Sales for 1996 were 7% above 1995. Sales for resale rose 27% in 1996. Industrial sales increased 7% while residential sales increased 3%. These increases were the result of the Company's successful marketing efforts and continued economic growth in KU s service area.

     Operating revenues for 1996 were $711.7 million, up 4% from 1995. The increase in 1996 revenues was largely due to the growth in kWh sales as described above.

     Operating Expenses

     Fuel expense totaled $188.4 million in 1997, a $9.8 million (5%) decrease from 1996. The decline was primarily due to a 4% decrease in MBTU (million British thermal units) consumed which resulted from an increase in kWh purchases.

     Purchased power expense increased $10.1 million (16%) in 1997 due to a 19% increase in kWh purchases associated with increased availability of surplus power on favorable pricing terms and to a one-time reduction in demand costs in 1996 of about $4 million under a contract with a neighboring utility.

     Fuel  expense  for  1996  was $198.2 million, an $8.4 million (4%) increase
     from  1995.    This increase was due to increased generation for kWh sales, partially offset by a 3% decrease in the cost per MBTU of coal consumed.

     Purchased power expense decreased $7.1 million (10%) in 1996. The decline was due to a reduction in kWh purchases and to a one-time reduction in demand costs as discussed above.

     Depreciation expense increased $3.7 million (5%) and $5.3 million (7%) in 1997 and 1996, respectively. The increases were primarily due to increased utility plant in service including a combustion turbine peaking unit placed into service in May 1996.

     Federal and state income taxes increased $.3 million (1%) in 1997 primarily due to the increase in pre-tax income.

     Federal and state income taxes increased $6.8 million (16%) in 1996. The increase was primarily due to the increase in pre-tax income.

     Other Income and Deductions

     Other  income  and deductions of $10.5 million in 1997 were up $2.2 million

     (27%) compared to 1996. Other income and deductions for 1996 include a $5.5 million pre-tax write-off associated with nonutility investments. Other income and deductions of $8.3 million in 1996 were down 29% from 1995 primarily due to the $5.5 million pre-tax write-off mentioned above. (For additional information, refer to page 21 Nonutility Activities. )

     COMPETITION

     Wholesale

     The electric utility industry's move to competition formally began with passage of The National Energy Policy Act of 1992 (NEPA). NEPA gave the Federal Energy Regulatory Commission (FERC) authority to order electric utilities to provide wholesale transmission services to independent power producers and other utilities. NEPA also increased competition in the wholesale generation market by reducing restrictions on the ownership and operation of independent power producers.

     In 1996, under authority granted by NEPA, the FERC issued rules (FERC Order 888 and Order 889) requiring electric utilities to open their transmission systems to other wholesale buyers and sellers. In addition, the rules require electric utilities to separate their merchant and transmission functions. These rules create greater competition in the industry by increasing the availability of transmission services.

     In March 1997, FERC issued its Final Rule (Order 888-A) affirming Orders 888 and 889. In July 1997, KU filed a conforming open access transmission tariff (TS) with the FERC. The Company's TS has been accepted by the FERC.

     Retail

     Proposals to bring competition to the retail level of the electric utility industry are being considered in numerous states and at the federal level. In Kentucky, the PSC has held a series of informal meetings with electric utilities and other interested parties to discuss the potential impact of industry restructuring. Based upon these meetings, the PSC issued in December 1997 a set of principles and guidelines on the restructuring of the electric utility industry. The principles and guidelines focus on the fundamental issues relating to consumer protection and benefits, system reliability, environmental responsibility and other related matters.

     The Company continues to advocate nationwide competition in the electric utility industry and believes customer choice should be extended to the retail level. With low-cost generation and rates that are among the lowest in the nation, the Company is well-positioned for the challenges and opportunities of a competitive marketplace. The Company believes its merger with LG&E Energy will strengthen its competitive position. The larger size of the combined company will provide greater opportunities for growth while expected cost savings will help ensure that KU's rates remain among the lowest in the nation.

     Stranded Costs

     KU believes that it will have very little, if any, stranded costs as a result of wholesale or retail competition.

     Midwest Independent System Operator

     In 1998, KU announced that it will join the Midwest Independent System Operator (MISO). KU is among nine transmission system owners, including LG&E, which filed a proposal with the FERC in January 1998 seeking approval to form the MISO. The MISO is a regional entity that would manage and operate the transmission owners collective transmission systems in an eight-state region. The primary objectives of the MISO are to advance wholesale competition by ensuring nondiscriminatory open transmission access to all wholesale customers and to enhance transmission reliability.

     ENVIRONMENTAL MATTERS

     Clean Air Act

     KU met Phase I requirements of the Clean Air Act Amendments of 1990 (which were effective January 1, 1995) primarily through the addition of a flue gas desulfurization system (scrubber) on Unit 1 of the KU's Ghent Generating Station. The scrubber began commercial operation in December 1994.

     The Company's current strategy for Phase II requirements (which will be effective January 1, 2000) is to use accumulated emission allowances to delay additional capital expenditures and may also include fuel switching or the installation of additional scrubbers.

     The Company's future compliance plans are contingent upon many factors, including developments in the emission allowance market and fuel markets as well as regulatory and legislative actions and advances in clean air technology. The Company will continue to review and revise its compliance plans accordingly to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

     Environmental Cost Recovery

     In August 1994, KU implemented an environmental cost recovery mechanism (surcharge) in Kentucky. Authorized by a 1992 state statute and approved by the PSC in July 1994, the surcharge is designed to recover certain environmental compliance costs, including costs to comply with the 1990 Clean Air Act Amendments, through a surcharge on customers bills.

     The PSC's order approving the surcharge and the constitutionality of the surcharge were challenged in a Franklin County (Kentucky) Circuit Court (Circuit Court) action brought against KU and the PSC by the Attorney General of Kentucky and representatives of consumer groups. In July 1995, the Circuit Court entered a judgment upholding the constitutionality of the surcharge statute but vacating that part of the PSC's order which the Circuit Court's judgment described as retroactively applying the surcharge statute. All parties (including KU and the PSC) appealed the Circuit Court's judgment to the Kentucky Court of Appeals (Court of Appeals). The PSC has ordered surcharge revenues collected by KU from February 1, 1995 subject to refund pending final determination of all appeals. The total surcharge collections from February 1, 1995 through December 31, 1997 were approximately $56 million.

     In December 1997, the Court of Appeals rendered an opinion upholding the portion of the Circuit Court's judgment regarding the constitutionality of the surcharge statute but reversing that portion of the Circuit Court's judgment concerning the claim of retroactive application of the statute. The Kentucky Attorney General and other consumer representatives have filed motions for discretionary review with the Kentucky Supreme Court (Supreme

     Court). The Supreme Court has the discretion to grant or deny the motions. KU and the PSC have asked the Supreme Court to deny the motions. KU cannot predict whether the Supreme Court will grant review of the case or when it will act on the matter.

     KU continues to believe that the constitutionality of the surcharge statute will be upheld. Although KU cannot predict the outcome of the claim of retroactive application of the statute, it is the position of KU and the PSC that the July 1994 PSC order did not retroactively apply the statute. If the Court of Appeals opinion reversing the Circuit Court's judgment on the claim of retroactivity is overturned and the Circuit Court's judgment, as entered, is upheld, KU estimates that the amount it could be required to refund for surcharge collections through December 31, 1997, from the implementation of the surcharge would be approximately $15 million, and from February 1, 1995, would be approximately $13 million. At this time, KU has not recorded any reserve for refund. Refer to Note 9 of the Notes
     to Consolidated Financial Statements,   Environmental Cost Recovery.

     Nitrogen Oxide Emissions Reductions

     The Environmental Protection Agency (EPA) issued final rules revising the National Ambient Air Quality Standards for ozone and particulate matter in July 1997. The revised standards would require significant reductions in sulfur dioxide and nitrogen oxide emissions from coal-fired boilers (including those at KU's generating stations) beginning in 2004. Certain implementation proposals, which are not yet final, would target coal-fired utilities in the Midwest and South, including Kentucky, for more substantial reductions than other areas and other sources of emissions. Final implementation methods will be set by the EPA as well as state regulatory authorities. KU believes that the costs relating to compliance with the new standards, including capital costs as well as associated increases in operating costs, are likely to be substantial and are dependent upon the ultimate control program agreed to by the targeted states and EPA. Such costs are expected to be incurred in the 2004-2007 time period. KU further believes that such capital and operating costs are the type of costs that are eligible for recovery from customers under its environmental surcharge mechanism. However, approval from the PSC is required. Refer to Note 9 of the Notes to Consolidated Financial Statements, Environmental Cost Recovery. The exact nature of the impact of the new standards on KU's operations will not likely be known for some time.

     INFLATION

     KU's rates are designed to recover operating and historical plant investment costs. Financial statements, which are prepared in accordance with generally accepted accounting principles, report operating results in terms of historic costs and do not evaluate the impact of inflation. Inflation affects KU's construction costs, operating expenses and interest charges. Inflation can also impact KU's financial performance if rate relief is not granted on a timely basis for increased operating costs. (Refer to page 16, The Merger, regarding a proposed rate cap.)



     LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial position remained strong in 1997. At the end of the year, common stock equity represented 53% of total capitalization while long-term debt was 44%, and preferred stock was 3%. Current ratings on KU's senior debt securities are as follows: Duff & Phelps AA, Moody's Aa2 and Standard & Poor's AA.

     As of December 31,                       1997       1996        1995       1994       1993
      Capitalization (in millions)           $1,250     $1,232      $1,215     $1,152     $1,085

      Long-Term Debt                          43.7%      44.4%       44.9%      43.0%      40.8%
      Preferred Stock                          3.2%       3.2%        3.3%       3.5%       3.7%
      Common Stock Equity                     53.1%      52.4%       51.8%      53.5%      55.5%

     Cash from operations accounted for 106% of cash requirements in 1997 as compared to 99% in 1996 and 78% in 1995. For calculation purposes, cash requirements exclude optional debt refinancings and redemptions and optional preferred stock redemptions.

     At the end of 1997, KU's short-term borrowings were $34 million compared to $54 million at December 31, 1996. The Company has used short-term borrowings to temporarily finance ongoing construction expenditures and general corporate requirements. The decrease is due primarily to cash provided by operations exceeding cash required for investing and financing activities (exclusive of short-term borrowings).

     Taking advantage of lower interest rates, KU issued $36 million of Series S First Mortgage Bonds, maturing 2006, at a rate of 5.99% in January 1996 and used the proceeds to redeem $35.5 million of Series K First Mortgage Bonds which carried a rate of 7 3/8%.

     In June 1995, KU issued $50 million of Series R First Mortgage Bonds which will mature in 2025 and bear interest at 7.55%. The proceeds were used primarily to pay short-term indebtedness incurred to finance ongoing construction expenditures and general corporate requirements.

     The Company's financial strength is enhanced by its low cost of capital. Shown below are the Company's embedded costs of long-term debt and preferred stock at year-end:

     Embedded Costs                                  1997       1996       1995
     Long-Term Debt                                  6.98%      6.98%      7.15%
     Preferred Stock                                 5.64%      5.64%      5.64%


     Capital Requirements

     Construction Expenditures - 1997 Actual, 1998-2002 Estimated

                                   Actual                Estimated
     (In millions of dollars)       1997    1998    1999    2000    2001    2002

     Construction Expenditures       $94    $ 97   $ 103    $120    $116    $113

     During 1997, construction expenditures were $94 million. Construction expenditures are expected to be approximately $97 million in 1998. For the five-year period 1998-2002, construction expenditures are projected to be $549 million. Included in the projection is $105 million for additional peaking units. Construction expenditures for the five-year period ending in 1997 were $695 million.

     In addition to construction expenditures, projected capital requirements for 1998-2002 include $61.5 million for scheduled debt retirements. Capital requirements for the five-year period 1998-2002 are expected to be met primarily through internal sources of funds. External financing to fund scheduled debt retirements will be required.

     KU forecasts annual growth in sales and peak demand of 2.5% and 2.7%, respectively, over the next 5 years. KU plans to provide for the future power needs of its customers primarily through purchased power and the addition of combustion turbine peaking units. There are no plans for additional baseload capacity before 2010.

     YEAR 2000 SOFTWARE MODIFICATIONS

     The Company, like most owners of computer software, is required to modify significant portions of its software so that it will function properly in the year 2000. The Company has developed a plan to be year 2000 compliant no later than the second quarter of 1999. Maintenance or modification costs will be expensed as incurred. The Company does not expect that the amounts required to be expensed over the next two years will have a material effect on its financial position or results of operations. The amount expensed through 1997 was immaterial.

     If the Company's year 2000 plans are not successful, there could be significant disruption of the Company's ability to bill customers and pay suppliers, as well as a possible slowdown of certain computer-dependent processes.


     NONUTILITY ACTIVITIES

     KU Capital, KU Energy's nonutility subsidiary, has an investment of about $28 million in equity interests in eight combustion turbine generating units (all of which are leased to investment grade utility companies). In addition, KU Capital has an investment of $8.7 million in limited partnership interests in three operating independent power projects through agreements with Tenaska, Inc. (Tenaska), a developer of domestic gas-fired cogeneration and independent power generation projects, and its affiliates.

     KU Capital also has a limited partnership interest in a gas-fired generation project which is the subject of a breach of contract claim filed by Tenaska against the Bonneville Power Administration (BPA). Construction of the project was suspended in 1995 after BPA notified Tenaska of its intent to cancel a power purchase agreement under which BPA committed to buy electricity to be produced by the project. Tenaska has a $650 million claim for damages against BPA in the United States Court of Federal Claims (Court of Claims). Arbitration ordered by the Court of Claims began in February 1997. An initial decision is expected in the second half of 1998. Although it is not possible at this time to determine the outcome of such arbitration, the Company believes the possibility of any material adverse impact on the results of operations or the financial position of the Company as a result of this matter is remote.

     Under its agreements with Tenaska, KU Capital has been funding a portion of the costs associated with identifying and pursuing potential independent power projects in North America. Such funding, which was expensed as incurred, totaled about $1 million in 1997. In 1996, KU Capital wrote-off

     $5.5 million of costs funded during 1994-1996 that was associated with unsuccessful projects. KU Capital's remaining funding commitment over the next several years totals $3.6 million.

     FORWARD LOOKING STATEMENTS

     This report includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements made herein which are not based on historical facts are forward looking and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Such forward looking statements include those under Management's Discussion and Analysis relating to (i) amounts of future construction expenditures, sources of
     funds    to  meet  capital  requirements  and  financing  requirements,
     (ii) forecasts of annual growth in sales and peak demand and anticipated sources of additional power supply to meet customer demand, (iii) the anticipated level of stranded costs, (iv) the anticipated strategy to comply with the Clean Air Act Amendments of 1990, (v) the anticipated results of proceedings related to the environmental surcharge, (vi) the anticipated results of the arbitration relating to the Tenaska claim against BPA, (vii) the impact of the revisions to the National Ambient Air Quality Standards and recovery of related costs, (viii) with respect to the Merger, the expected timing of consummation, the Company's share of merger-related expenses, the anticipated amount of customer savings and the anticipated strengthened competitive position and (ix) the expected costs associated with year 2000 software modifications. Such statements are based on management's belief, judgment and analysis as well as assumptions made by and information available to management at the date hereof. In addition to any assumptions and cautionary factors referred to specifically in this report in connection with such forward looking statements, factors that could cause actual results to differ materially from those contemplated by the forward looking statements include (i) the speed and nature of increased competition and deregulation in the electric and gas utility industry, (ii) economic or weather conditions affecting future sales and margins, (iii) changing energy prices, (iv) legislative and regulatory changes including revised environmental requirements,
     (v) availability and cost of capital, (vi) unanticipated or adverse decisions in regulatory proceedings or litigation and (vii) other matters detailed from time to time in the Company's or KU's reports filed with the Securities and Exchange Commission.

      Consolidated Statements
      of Income and
      Retained Earnings


                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31,                                       1997        1996      1995

      (in thousands, except for per share amounts)
      OPERATING REVENUES                                       $ 716,410   $ 711,686  $686,400
      OPERATING EXPENSES:
          Fuel, principally coal, used in generation             188,439     198,198   189,845
          Electric power purchased                                72,542      62,490    69,579
          Other operating expenses                               123,537     125,351   124,044
          Maintenance                                             65,004      64,170    62,599
          Depreciation                                            84,297      80,612    75,268
          Federal and state income taxes                          50,501      50,247    43,426
          Other taxes                                             15,459      15,049    15,038
            Total Operating Expenses                             599,779     596,117   579,799
      NET OPERATING INCOME                                       116,631     115,569   106,601
      OTHER INCOME AND DEDUCTIONS:
          Interest and dividend income                             2,507       2,800     4,115
          Other income and deductions - net                        8,000       5,469     7,610
            Total Other Income and Deductions                     10,507       8,269    11,725
      INCOME BEFORE INTEREST AND OTHER CHARGES                   127,138     123,838   118,326

      INTEREST AND OTHER CHARGES:
          Interest on long-term debt                              37,405      37,584    36,095
          Preferred stock dividend requirements of Subsidiary      2,256       2,256     2,256
          Other interest charges                                   2,298       2,049     3,922
            Total Interest and Other Charges                      41,959      41,889    42,273

      NET INCOME                                               $  85,179   $  81,949  $ 76,053


      BASIC EARNINGS PER AVERAGE COMMON SHARE,
       based on average shares outstanding of 37,818           $    2.25   $    2.17  $   2.01


      RETAINED EARNINGS BEGINNING OF YEAR                      $ 337,968   $ 321,066  $308,547


      ADD NET INCOME                                              85,179      81,949    76,053
                                                                 423,147     403,015   384,600
      DEDUCT:
          Dividends on common stock, $1.76, $1.72 and $1.68
            per share during 1997, 1996 and 1995, respectively    66,559      65,047    63,534

          Other                                                        8           -         -

      RETAINED EARNINGS END OF YEAR                            $ 356,580    $337,968  $321,066

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

     Consolidated Statements
      of Cash Flows

                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31, (in thousands of dollars)            1997        1996        1995

      CASH FLOWS FROM OPERATING ACTIVITIES:

          Net income                                          $  85,179   $  81,949   $  76,053
          Items not requiring (providing) cash currently:
            Depreciation                                         84,297      80,612      75,268
            Deferred income taxes                                 7,815       5,891      16,919
            Investment tax credit deferred                       (4,036)     (4,013)     (4,095)
            Deferred merger-related costs                        (7,851)          -           -
            Changes in current assets and liabilities:
              Change in accounts receivable                       5,229        (969)     (7,945)
              Change in accounts payable                          1,308      (9,682)    (10,774)
              Change in other current assets and liabilities      3,451       5,778        (431)
            Other - net                                          (5,254)     10,181       1,868

      Net Cash Provided by Operating Activities                 170,138     169,747     146,863

      CASH FLOWS FROM INVESTING ACTIVITIES:

          Construction expenditures - utility                   (94,006)   (106,503)   (124,515)
          Investment in independent power projects               (4,805)     (1,310)     (3,204)
          Proceeds from insurance reimbursements                  4,270         257         152
          Proceeds from independent power projects                2,567       1,388         943
          Other                                                     472         393         193

      Net Cash Used by Investing Activities                     (91,502)   (105,775)   (126,431)

      CASH FLOWS FROM FINANCING ACTIVITIES:

          Short-term borrowings - net                           (20,600)     (1,400)    (20,700)
          Issuance of long-term debt                                  -      35,666      49,288
          Funds deposited with trustee - net                          -       3,779      15,100
          Retirement of long-term debt, including premiums          (21)    (36,192)        (21)
          Payment of common stock dividends                     (66,559)    (65,047)    (63,534)

      Net Cash Used by Financing Activities                     (87,180)    (63,194)    (19,867)

      NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (8,544)        778         565

      Cash and Cash Equivalents Beginning of Year                30,270      29,492      28,927

      Cash and Cash Equivalents End of Year                   $  21,726   $  30,270   $  29,492

      SUPPLEMENTAL DISCLOSURES

      Cash paid for:
          Interest                                            $  37,053   $  36,729   $  37,961
          Income Taxes                                        $  41,398   $  45,775   $  31,507

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


      Consolidated
      Balance Sheets

                                         KU Energy Corporation
                                            & Subsidiaries

      As of December 31, (in thousands of dollars)                             1997       1996
      ASSETS
      UTILITY PLANT:
        Plant in service, at cost                                        $2,552,695 $2,482,812
        Less:  Accumulated depreciation                                   1,128,282  1,067,911
                                                                          1,424,413  1,414,901
        Construction work in progress                                        58,939     63,435
           Total Utility Plant                                            1,483,352  1,478,336

      CURRENT ASSETS:
        Cash and cash equivalents                                            21,726     30,270
        Accounts receivable, net of allowance for doubtful accounts          45,269     50,498
        Accrued utility revenues                                             29,668     24,239
        Fuel, principally coal, at average cost                              27,799     30,895
        Plant materials and operating supplies, at average cost              23,648     21,656
        Other                                                                 5,769      7,486
           Total Current Assets                                             153,879    165,044

      OTHER ASSETS:
        Investment in leveraged leases                                       28,152     24,650
        Investment in independent power projects                              8,730      4,745
        Regulatory assets                                                    14,773     11,531
        Other                                                                48,376     42,642
           Total Other Assets                                               100,031     83,568
           Total Assets                                                  $1,737,262 $1,726,948

      CAPITALIZATION AND LIABILITIES
      CAPITALIZATION: (SEE CONSOLIDATED STATEMENTS OF CAPITALIZATION)
        Common stock equity                                              $  664,122 $  645,513
        Preferred stock                                                      40,000     40,000
        Long-term debt                                                      546,351    546,373
           Total Capitalization                                           1,250,473  1,231,886

      CURRENT LIABILITIES:
        Long-term debt due within one year                                       21         21
        Short-term borrowings                                                33,600     54,200
        Accounts payable                                                     29,561     28,253
        Accrued interest                                                      8,283      8,048
        Accrued taxes                                                         7,710      4,005
        Customer deposits                                                     9,841      8,746
        Accrued payroll and vacations                                        10,407      9,921
        Other                                                                 6,492      5,954
           Total Current Liabilities                                        105,915    119,148

      OTHER LIABILITIES:
        Accumulated deferred income taxes                                   252,492    242,674
        Accumulated deferred investment tax credits                          26,131     30,167
        Regulatory tax liability - net                                       50,904     54,388
        Other                                                                51,347     48,685
           Total Other Liabilities                                          380,874    375,914
           Total Capitalization and Liabilities                          $1,737,262 $1,726,948

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

      Consolidated
      Statements of
      Capitalization                     KU Energy Corporation
                                             & Subsidiaries


      As of December 31, (in thousands of dollars)                             1997       1996
      COMMON STOCK EQUITY:
        Common stock, without par value, authorized 160,000,000
          shares, outstanding 37,817,517 shares in 1997 and

          37,817,878 shares in 1996                                      $  308,137 $  308,140
        Capital stock expense and other                                        (595)      (595)
        Retained earnings                                                   356,580    337,968
          Total Common Stock Equity                                         664,122    645,513

      PREFERRED STOCK:

        Kentucky Utilities cumulative, without par value,
          $100 stated value
        4 3/4%, outstanding 200,000 shares                                   20,000     20,000
        6.53%,  outstanding 200,000 shares                                   20,000     20,000
          Total Preferred Stock                                              40,000     40,000


      LONG-TERM DEBT:
        First Mortgage Bonds:
          5.95%  Series Q, due June 15, 2000                                 61,500     61,500
          6.32%  Series Q, due June 15, 2003                                 62,000     62,000
          5.99%  Series S, due January 15, 2006                              36,000     36,000
          7.92%  Series P, due May 15, 2007                                  53,000     53,000
          7.55%  Series R, due June 1, 2025                                  50,000     50,000
          8.55%  Series P, due May 15, 2027                                  33,000     33,000
                                                                            295,500    295,500

        First Mortgage Bonds, Pollution Control Series:
          7 3/8% Pollution Control Series 7, due May 1, 2010                  4,000      4,000
          7.45%  Pollution Control Series 8, due September 15, 2016          96,000     96,000
          6 1/4% Pollution Control Series 1B, due February 1, 2018           20,930     20,930
          6 1/4% Pollution Control Series 2B, due February 1, 2018            2,400      2,400
          6 1/4% Pollution Control Series 3B, due February 1, 2018            7,200      7,200
          6 1/4% Pollution Control Series 4B, due February 1, 2018            7,400      7,400
          7.60%  Pollution Control Series 7, due May 1, 2020                  8,900      8,900
          5 3/4% Pollution Control Series 9, due December 1, 2023            50,000     50,000
          Variable Rate Pollution Control Series 10,
            due November 1, 2024                                             54,000     54,000
                                                                            250,830    250,830
            Total First Mortgage Bonds                                      546,330    546,330

        8% secured note, due January 5, 1999 (net of current maturity)           21         43

          Total Long-Term Debt                                              546,351    546,373
          Total Capitalization                                           $1,250,473 $1,231,886

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


      1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General

     The consolidated financial statements include the accounts of KU Energy Corporation (KU Energy or the Company), a holding company, and its wholly owned subsidiaries, Kentucky Utilities Company (KU) and KU Capital Corporation (KU Capital). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. Certain amounts from prior periods have been reclassified to conform with the current year presentation.

     KU is a public utility engaged in producing, transmitting and selling electric energy. KU provides electric service to about 441,200 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky and to about 29,000 customers in 5 counties in southwestern Virginia.

     KU Capital continues to pursue a core energy strategy for its nonutility business activities. Under this strategy, targeted opportunities are energy-related activities that build on the Company's knowledge and expertise and have the appropriate risk/reward profile.

     Regulation

     The Company is exempt from regulation as a registered holding company under the Public Utility Holding Company Act of 1935. KU is subject to regulation by the Kentucky Public Service Commission (PSC), the Virginia State Corporation Commission (SCC) and the Federal Energy Regulatory Commission (FERC). With respect to accounting matters, KU maintains its accounts in accordance with the Uniform System of Accounts as defined by these agencies. KU's accounting policies conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process.



     The following is a summary of the components of regulatory assets:

     As of December 31, (in thousands of dollars)          1997          1996

     Unamortized loss on reacquired debt               $  9,756      $ 10,838
     Merger costs                                         4,062             -
     Other                                                  955           693
     Regulatory Assets                                 $ 14,773      $ 11,531

     KU is currently not earning a return on these regulatory assets.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Utility Plant

     Utility plant is stated at the original cost of construction. The cost of repairs of property units and replacements of minor items is charged to maintenance expense as incurred. Property unit replacements are capitalized and the depreciation reserve is charged with the cost, less net salvage, of units retired.

     Depreciation

     Provision for depreciation of utility plant is based on straight-line composite rates applied to the cost of depreciable property. The rates approximated 3.5% in 1997, 1996 and 1995.

     Cash and Cash Equivalents

     For purposes of reporting cash flows, the Company considers highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

     Unamortized Loss on Reacquired Debt

     KU defers costs (primarily call premiums) arising from the reacquisition or retirement of long-term debt. Costs related to refinanced debt are amortized over the lives of the new debt issues. Costs related to retired debt not refinanced are amortized over the period to the scheduled maturity of the retired debt.

     Operating Revenues and Fuel Costs

     Revenues are recorded based on services rendered to customers. KU accrues an estimate of revenues for electric service furnished from the meter reading dates to the end of each accounting period. Cost of fuel used in electric generation is charged to expense as the fuel is consumed. Fuel adjustment clauses adjust operating revenues for changes in the level of fuel costs charged to expense. An environmental surcharge for Kentucky retail customers, implemented in August 1994, permits the utility to recover certain ongoing operating and capital costs of compliance with federal, state or local environmental requirements associated with the production of energy from coal, including the Federal Clean Air Act as amended. See Note 9 of the Notes to Consolidated Financial Statements, "Environmental Cost Recovery," for information about environmental surcharge legal proceedings.


     Income Taxes

     The Company establishes deferred tax assets and liabilities, as appropriate, for all temporary differences, and adjusts deferred tax balances to reflect changes in tax rates expected to be in effect during the periods the temporary differences reverse. Investment tax credits resulted from provisions of the tax law which permitted a reduction of the Company's tax liability based on certain construction expenditures.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     Such credits have been deferred in the accounts and are being amortized as reductions in income tax expense over the life of the related property. Because of rate regulation, changes in tax rates are deferred and amortized as the temporary differences reverse.

     New Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), and Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure (SFAS 129). SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock. SFAS 129 was issued in conjunction with the FASB's earnings per share project and incorporated related disclosure requirements from APB Opinion No. 10,
     Disclosure  of  Long-Term  Obligations,    and  Statement  of Financial
     Accounting Standards No. 47, Disclosure of Long-Term Obligations. The Company adopted the statements for year-end 1997 and adoption of the statements did not have any dilutive impact on the basic current earnings per share calculation or disclosures.

     In June 1997, FASB issued Statements of Financial Accounting Standards No. 130, Reporting Comprehensive Income, and No. 131, Disclosures about Segments of an Enterprise and Related Information, effective for periods beginning after December 15, 1997. These statements do not affect the accounting recognition or measurement of transactions, but rather require expanded disclosures regarding financial results. The Company will adopt these standards in 1998 as required by the FASB.

     Stock-Based Compensation

     The  Company adopted Statement of Financial Accounting Standards No. 123,
     Accounting  for  Stock-Based  Compensation,    in 1996 by continuing to
     account for stock compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. If the Company had recognized compensation expense for awards under its stock-based compensation plan according to the new standard, net income and basic earnings per share for the years ended 1997, 1996 and 1995 would not have been materially different from amounts recorded.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


      2.  INCOME TAXES

     The accumulated deferred income taxes as set forth in the Consolidated Balance Sheets arise from the following temporary differences:

     As of December 31, (in thousands of dollars)                        1997           1996

      DEFERRED TAX ASSETS:
        Unamortized investment tax credit and other property
          related differences                                        $  48,364      $  50,629

        Other                                                           21,691         21,627
        Less: Amounts included in current assets                         3,242          4,723
                                                                        66,813         67,533

      DEFERRED TAX LIABILITIES:
        Accelerated depreciation and other property
          related differences                                          305,468        299,379
        Other                                                           13,837         10,828
                                                                       319,305        310,207

      NET ACCUMULATED DEFERRED INCOME TAX LIABILITY                  $ 252,492      $ 242,674

      The components of income tax expense are as follows:

     Year Ended December 31, (in thousands of dollars)              1997      1996       1995
      INCOME TAXES CHARGED TO OPERATING INCOME:
      Current    - federal                                     $   38,472 $  34,255  $  22,011
                 - state                                            8,757     6,585      4,734
                                                                   47,229    40,840     26,745
      Deferred   - federal                                          1,917     5,949     12,809
                 - state                                            1,355     3,458      3,943
                                                                    3,272     9,407     16,752
      Deferred investment tax credit                                    -         -        (71)
                                                                   50,501    50,247     43,426
      INCOME TAXES CHARGED TO OTHER INCOME
      AND DEDUCTIONS:
      Current    - federal                                         (1,609)     2,716     1,868
                 - state                                             (454)       900       384
                                                                   (2,063)     3,616     2,252
      Deferred   - federal                                          3,426     (3,138)      176
                 - state                                            1,117       (378)       (9)
                                                                    4,543     (3,516)      167
      Amortization of deferred investment tax credit               (4,036)    (4,013)   (4,024)
                                                                   (1,556)    (3,913)   (1,605)

      TOTAL INCOME TAX EXPENSE                                 $   48,945  $  46,334  $ 41,821


     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     The Company's effective income tax rate, determined by dividing income taxes by the sum of such taxes and net income, was 36.5% in 1997, 36.1% in 1996 and 35.5% in 1995. The difference between the effective rate and the statutory federal income tax rate is attributable to the following factors:

     Year Ended December 31,  (in thousands of dollars)             1997      1996       1995

      FEDERAL INCOME TAX COMPUTED AT 35%                       $   46,943 $  44,899  $  41,256
      Add (Deduct):
      State income taxes, net of federal income tax benefit         7,004     6,867      5,884
      Amortization of deferred investment tax credit               (4,036)   (4,013)    (4,095)
      Other, net                                                     (966)   (1,419)    (1,224)
      TOTAL INCOME TAX EXPENSE                                 $   48,945 $  46,334  $  41,821

       3.  RETIREMENT BENEFITS

     Pensions

     The Company has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits under this plan are based on years of service, final average base pay and age at retirement. The Company's funding policy is to make such contributions as are necessary to finance the benefits provided under the plan. The Company's contributions meet the funding standards set forth in the Employee Retirement Income Security Act of 1974. The plan assets consist primarily of common stocks, corporate bonds and U.S. Government Securities.

     The Company also has a Supplemental Security Plan for certain management personnel. Retirement benefits under this plan are based on years of service, earnings and age at retirement. The plan has no advance funding. Benefit payments are made to retired employees or their beneficiaries from the general assets of the Company.

     On May 20, 1997, KU Energy and LG&E Energy Corp. (LG&E Energy) entered into a Merger Agreement. For information concerning the agreement, see Management's Discussion and Analysis - The Merger. Under the provisions of the Supplemental Security Plan, the Merger Agreement constituted a change-in-control which required that a lump sum present value payment be made to retired employees entitled to retirement benefits on the date of the Merger Agreement. On May 30, 1997, lump sum payments totalling $4.7 million were made to retired employees.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     The reconciliation of the funded status of the retirement plans and the pension liability recorded by the Company is as follows:


     As of December 31, (in thousands of dollars)                           1997         1996

      Fair value of plan assets                                          $ 217,424   $ 191,778
      Projected benefit obligation                                        (214,657)   (194,874)
      Plan assets more (less) than projected benefit obligation              2,767      (3,096)
      Unrecognized net (gain)/loss from past
       experience different than that assumed                              (19,775)    (12,448)
      Unrecognized prior service cost                                        3,635       3,990
      Unrecognized net asset                                                (1,350)     (1,500)
      Regulatory effect recorded                                               462         201
      Pension liability                                                  $ (14,261)  $ (12,853)

      Accumulated benefit obligation (including vested benefits
          of $164,498 and $147,103, respectively)                        $ 168,810   $ 149,814


      Components of Net Pension Cost:
      Year Ended December 31, (in thousands of dollars)           1997       1996         1995

      Service cost (benefits earned during the period)       $  6,728    $   6,399   $   6,060
      Interest cost on projected benefit obligation            14,680       13,856      13,560
      Actual return on plan assets                            (34,211)     (20,798)    (27,064)
      Net amortization and deferral                            19,320        6,568      14,608
      Regulatory effect recorded                                 (261)      (1,835)     (1,595)
      Net pension cost                                       $  6,256    $   4,190   $   5,569

      Assumptions Used in Determining Actuarial Valuations:
                                                                 1997         1996        1995
      Weighted average discount rate used to
       determine the projected benefit obligation               7.00%        7.75%       7.75%

      Rate of increase for compensation levels                  4.00%        4.75%       4.75%

      Weighted average expected long-term rate
       of return on assets                                      8.25%        8.25%       8.25%


     Other Postretirement Benefits

     The Company provides certain health care and life insurance benefits to eligible retired employees and their dependents. The Company accrues, during the years that employees render service, the expected cost of providing these benefits upon retirement to such employees, their beneficiaries and covered dependents. The postretirement health care plan is contributory for employees who retired after December 31, 1992, with retiree contributions indexed annually based upon the experience of retiree medical expenses for the preceding year. Pre-1993 retirees are not required to contribute to the plan. The Company's employees become eligible for retiree medical benefits after 15 years of service and

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     attainment of age 55. The life insurance plan is noncontributory and is based on compensation levels prior to retirement.

     In 1993, the Company began funding, in addition to current requirements for benefit payments, the maximum tax-favored amount allowed through certain tax deductible funding vehicles. The Company anticipates making similar funding decisions in future years, but will consider and make such funding decisions on the basis of tax, regulatory and other relevant conditions in effect at such times. The plan assets consist primarily of equity investments.

     The   reconciliation  of  the  funded  status  of  the  plans  and  the postretirement benefit liability recorded by the Company is as follows:

     As of December 31, (in thousands of dollars)                   1997              1996

      Accumulated postretirement benefit obligation:
        Retirees                                                $ (30,777)         $(29,313)
        Fully eligible active plan participants                    (9,777)           (8,678)
        Other active plan participants                            (31,585)          (28,528)
                                                                  (72,139)          (66,519)
      Plan assets at fair value                                    17,763            13,322
      Accumulated postretirement benefit obligation
        in excess of plan assets                                  (54,376)          (53,197)
      Unrecognized net (gain)/loss from past
        experience different from that assumed                    (19,697)          (20,029)
      Unrecognized transition obligation                           50,118            53,460
      Accrued postretirement benefit liability                  $ (23,955)         $(19,766)

      Components of the net periodic postretirement benefit cost are as follows:

     Year Ended December 31, (in thousands of dollars)              1997       1996       1995
      Service cost (benefits attributed to
        service during the period)                               $  1,853   $  1,859   $  1,918
      Interest cost on accumulated postretirement
        benefit obligation                                          4,895      4,751      4,926
      Actual return on plan assets                                 (3,569)    (1,633)    (1,722)
      Net amortization and deferral                                 1,706        103        792
      Amortization of transition obligation                         3,341      3,341      3,341
      Net periodic postretirement benefit cost                   $  8,226   $  8,421   $  9,255


     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     Assumptions Used in Determining Actuarial Valuations:          1997       1996       1995

     Weighted average discount rate used to
        determine the projected benefit obligation                  7.00%      7.75%      7.75%

      Rate of increase for compensation levels                      4.00%      4.75%      4.75%

      Weighted average expected long-term rate of
        return on assets                                            7.90%      8.00%      8.00%

      For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits is assumed for 1998. The health care cost trend rate is assumed to decrease gradually to 4.25% through 2004 and remain at that level thereafter over the projected payout period of the benefits. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $11.5 million (16%) and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year by $1.2 million (18%).


      4.  COMMITMENTS AND CONTINGENCIES

     The effects of certain commitments made by the Company are estimated below:

     (in thousands of dollars)       1998      1999      2000       2001      2002 1998-2002
      ESTIMATED CONSTRUCTION
        EXPENDITURES             $  97,200 $ 103,200 $ 120,000  $ 115,600 $ 112,700 $ 548,700
      ESTIMATED CONTRACT
       OBLIGATIONS:
           Fuel                    157,800    50,400     9,000          -         -   217,200
           Purchased power          31,300    30,200    29,500     32,300    32,300   155,600
           Operating leases          2,900     2,800     2,800      2,800     2,700    14,000
      INDEPENDENT POWER PROJECT
        COMMITMENTS                  1,000     1,000     1,000        600         -     3,600
      FIRST MORTGAGE BOND
        MATURITIES:
           Series Q              $       - $       - $  61,500  $       - $       - $  61,500


     Construction Program

     KU frequently reviews its construction program and may revise its projections of related expenditures based on revisions to its estimated load growth and projections of its future load.

     See Management's Discussion and Analysis - Capital Requirements for a discussion of future construction expenditures including those relating to construction of peaking units.

     Coal Supply

     Obligations  under  KU's  coal  purchase  contracts  are stated at prices

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     effective January 1, 1998, and are subject to changes as defined by the terms of the contracts.

     Purchased Power

     KU  has  purchase  power  arrangements with Owensboro Municipal Utilities
     (OMU), Electric Energy, Inc. (EEI), and other parties. Under the OMU agreement, which expires on January 1, 2020, KU purchases all of the output of a 400-MW generating station not required by OMU. The amount of purchased power available to KU during 1998-2002, which is expected to be approximately 8% of KU's total kWh requirements, is dependent upon a number of factors including the units' availability, maintenance schedules, fuel costs and OMU requirements. Payments are based on the total costs of the station allocated per terms of the OMU agreement, which generally follows delivered kWh. Included in the total costs is KU's proportionate share of debt service requirements on $186.6 million of OMU bonds outstanding at December 31, 1997. The debt service is allocated to KU based on its annual allocated share of capacity, which averaged approximately 50% in 1997.

     KU has a 20% equity ownership in EEI, which is accounted for on the equity method of accounting. KU's entitlement is 20% of the available capacity of a 1,000-MW station. Payments are based on the total costs of the station allocated per terms of an agreement among the owners, which generally follows delivered kWh.

     KU has several other contracts for purchased power during 1998-2002 of various MW capacities and for varying periods with a maximum entitlement at any time of 282 MW.

     Independent Power Projects

     The Company has agreements with Tenaska, Inc. (a developer of gas-fired cogeneration and independent power generation projects), and its affiliates to purchase limited partnership interests in the identification, development and ownership of certain independent power projects in North America. Under the agreements, the Company (through its wholly owned subsidiaries) is a limited partner in three operating cogeneration projects. The Company also has agreed to participate in funding the costs associated with identifying and pursuing potential independent power projects in North America. The remaining funding commitment over the next several years totals $3.6 million.

     Credit Arrangements

     KU has aggregate bank lines of credit of $60 million, all of which remained unused at December 31, 1997. All of these credit lines expire in December 1999. In support of these lines of credit, KU compensates the banks by paying a commitment fee.

     5.  COMMON STOCK

     KU Energy is subject to restrictions applicable to all corporations under

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     Kentucky law on the use of retained earnings for cash dividends on common stock. KU is subject to the same restrictions as well as those contained in Virginia law, its Mortgage Indenture and Articles of Incorporation. At December 31, 1997, there were no restricted retained earnings.

     The Company has a shareholder rights plan designed to provide protection to shareholders in the event of an unsolicited attempt to acquire the Company. Under the shareholder rights plan, in certain circumstances, KU Energy shareholders will receive as a dividend one right for each share of KU Energy common stock. Should certain events occur (for instance, an acquirer becomes the beneficial owner of 20 percent or more of the Company's outstanding voting stock without approval by the Company, or certain transactions occur following an acquirer becoming the beneficial owner of 10 percent or more of such voting stock without Company approval), each right would entitle the holder, other than the acquirer, to purchase common shares of KU Energy or shares of any company that acquires KU Energy at a discount from the market value. In certain circumstances, the Company may redeem the rights at a price of $.01 per right. The rights expire in February 2002. The rights have been amended to provide that the Merger will not result in the rights becoming exercisable.


     6.  PREFERRED AND PREFERENCE STOCK

     KU Energy

     As of December 31, 1997, there were 20 million shares of KU Energy preferred stock, without par value, authorized for issuance.

     Kentucky Utilities

     Each series of preferred stock is redeemable at the option of KU upon 30 days' written notice as follows:

                            Redemption Price per Share
      Series                (plus accrued and unpaid dividends, if any)
      4 3/4%                $101.00

      6.53%                 (Not redeemable prior to December 1, 2003.)
                            $103.265 through November 30, 2004, decreasing approximately $.33 each twelve months thereafter to $100 on or after December 1, 2013.


     As  of  December  31, 1997, there were 5.3 million shares of KU preferred
     stock,   having  a  maximum  aggregate  stated  value  of  $200  million, authorized for issuance, of which 400,000 shares were outstanding.

     As of December 31, 1997, there were 2 million shares of KU preference stock, without par value, authorized for issuance.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     7.  SHORT-TERM AND LONG-TERM DEBT

     KU's  short-term financing requirements are satisfied through the sale of
     commercial  paper.    The  weighted average interest rate on the year-end
     balance was 6.79% for 1997 and 6.17% for 1996.

     Under the provisions for the variable rate Pollution Control Series 10 Bonds, KU can choose between various interest rate options. Currently, the daily interest rate option is being utilized. The average annual interest rate on the bonds during 1997 and 1996 was 3.77% and 3.53%, respectively. The variable rate bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events. If tendered bonds are not remarketed, the Company has available lines of credit which may be used to repurchase the bonds.

     In January 1996, KU issued $36 million of Series S First Mortgage Bonds which bear interest at 5.99% and will mature January 15, 2006. The proceeds were used to redeem $35.5 million of Series K First Mortgage Bonds which carried a rate of 7 3/8%.

     Substantially all of KU's utility plant is pledged as security for the first mortgage bonds.

     8.  FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     The carrying values of cash and cash equivalents, escrow funds, short-term borrowings, commercial paper and customer deposits approximate fair value because of the short maturity of these amounts. The Company's temporary cash investments are classified as held-to-maturity and are reported under the caption Cash and Cash Equivalents on the Consolidated Balance Sheet.

     Long-term debt fair values are based on quoted market prices for KU's first mortgage bonds and on current rates available to KU for debt of the same remaining maturities for KU's pollution control bonds and promissory note. The carrying value of long-term debt on December 31, 1997 and 1996 was $546 million, and the estimated fair value was $579 million and $587 million, respectively.

     If the difference between fair value and carrying value of KU's long-term debt were settled at amounts approximating those above, the anticipated regulatory treatment (based on the current regulatory environment) would allow recovery of these amounts in rates over a prescribed amortization period. Accordingly, any settlement would not have a material impact on the Company's financial position or results of operations.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     9. ENVIRONMENTAL COST RECOVERY

     Since August 1994, KU has been collecting an environmental surcharge from its Kentucky retail customers under a Kentucky statute which authorizes electric utilities (including KU) to implement, beginning January 1, 1993, an environmental surcharge. The surcharge is designed to recover certain operating and capital costs of compliance with federal, state or local environmental requirements associated with the production of energy from coal, including the Federal Clean Air Act as amended. KU's environmental surcharge was approved by the Kentucky Public Service Commission (PSC) in July 1994 and was implemented in August 1994. The total surcharge collections from August 1, 1994 through December 31, 1997 were approximately $60 million.

     The PSC's order approving the surcharge and the constitutionality of the surcharge statute were challenged in the Franklin County (Kentucky) Circuit Court (Circuit Court) in an action brought against KU and the PSC by the Attorney General of Kentucky and joined by representatives of consumer groups. In July 1995, the Circuit Court entered a judgment upholding the constitutionality of the surcharge statute, but vacating that part of the PSC's July 1994 order which the Circuit Court's judgment described as retroactively applying the surcharge statute. The Circuit Court further ordered the case remanded to the PSC for a determination in accordance with the judgment. KU and the PSC argued that the PSC's July 1994 order did not retroactively apply the statute.

     The Kentucky Attorney General and other consumer representatives appealed to the Kentucky Court of Appeals (Court of Appeals) that part of the Circuit Court judgment upholding the constitutionality of the surcharge statute. The PSC and KU appealed that part of the judgment concerning the retroactive application of the surcharge statute. The PSC has ordered all surcharge revenues collected by KU from February 1, 1995, subject to refund pending final determination of all appeals. The total surcharge collections from February 1, 1995 through December 31, 1997 were approximately $56 million.

     In December 1997, the Court of Appeals rendered an opinion upholding the portion of the Circuit Court's judgment regarding the constitutionality of the surcharge statute but reversing that portion of the Circuit Court's judgment concerning the claim of retroactive application of the statute.

     The Kentucky Attorney General and other consumer representatives have filed motions for discretionary review with the Kentucky Supreme Court (Supreme Court). The Supreme Court has the discretion to grant or deny the motions. KU and the PSC have asked the Supreme Court to deny the motions. KU cannot predict whether the Supreme Court will grant review of the case or when it will act on the matter.

     KU  continues  to  believe  that  the  constitutionality of the surcharge statute will be upheld. Although KU cannot predict the outcome of the claim of retroactive application of the statute, it is the position of KU and the PSC that the July 1994 PSC order did not retroactively apply the statute. If the Court of Appeals opinion reversing the Circuit Court's

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     judgment on the claim of retroactivity is overturned and the Circuit Court's judgment, as entered, is upheld, KU estimates that the amount it could be required to refund for surcharge collections through December 31, 1997, from the implementation of the surcharge would be approximately $15 million, and from February 1, 1995, would be approximately $13 million. At this time, KU has not recorded any reserve for refund.

     10. MERGER AGREEMENT WITH LG&E ENERGY

     KU  Energy  and LG&E Energy entered into a Merger Agreement dated May 20,
     1997.    For  information  concerning  the  agreement,  see  Management's
     Discussion and Analysis - The Merger.

     11. LEVERAGED LEASES

     KU Capital owns equity interests in several leveraged leases for combustion turbine units leased to utility companies. The leases expire in 1999. KU Capital's equity investment represents 75% of the aggregate purchase price of the leases. The remaining 25% represents the nonrecourse debt provided by lenders at the inception of the leases in 1974. The lenders have been granted, as their sole remedy in the event of default by the lessees, an assignment of rentals due under the leases and a security interest in the leased properties.

     The following is a summary of the components of KU Capital's net investment in leveraged leases:


     As of December 31, (in thousands of dollars)                            1997         1996
      Rentals receivable (net of nonrecourse debt)                       $   3,039    $   3,511
      Estimated residual value of leased property                           32,707       32,707
      Less:  Unearned and deferred income                                    7,594       11,568
      Investment in leveraged leases                                        28,152       24,650
      Less:  Accumulated deferred income taxes                               5,750        4,219
      Net investment in leveraged leases                                 $  22,402    $  20,431


     The  following  is  a  summary  of  the components of income from leveraged leases:
     Year Ended December 31, (in thousands of dollars)              1997      1996       1995
      Income before income taxes                               $    3,974 $   3,613  $   3,306
      Income tax expense                                            1,751     1,890      1,286
      Income from leveraged leases                             $    2,223 $   1,723  $   2,020



      Financial
      Information
      (Unaudited)

                                         KU Energy Corporation
                                            & Subsidiaries

      Quarterly financial results for 1997 and 1996 are summarized below. Generally, quarterly results may fluctuate due to seasonal variations, changes in fuel costs and other factors.

      Net Income and Earnings per Average Common Share for the fourth quarter of 1996 were reduced by $2.4 million and $.06, respectively, for the write-off associated with nonutility investments. (For additional information refer to Management's Discussion and Analysis - Nonutility Activities.)

      Quarter                                   4th            3rd           2nd           1st

                                       (in thousands of dollars, except for per share amounts)
      1997
      Operating Revenues                 $  182,546     $  192,095    $  162,861    $  178,908
      Net Operating Income                   29,543         34,630        19,322        33,136
      Net Income                             21,713         26,553        12,050        24,863
      Earnings per Average
             Common Share                       .57            .70           .32           .66

      1996
      Operating Revenues                 $  174,917     $  178,269    $  167,510    $  190,990
      Net Operating Income                   27,796         29,820        22,825        35,128
      Net Income                             17,064         22,493        16,073        26,319
      Earnings per Average
             Common Share                       .45            .60           .42           .70

      These quarterly amounts reflect, in the Company's opinion, all adjustments (including only normal recurring adjustments) necessary for a fair presentation.

     Report of
     Independent
     Public
     Accountants

                               KU Energy Corporation
                                   & Subsidiaries

     To the Shareholders of
     KU Energy Corporation:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of KU Energy Corporation (a Kentucky corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KU Energy
     Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                         /s/Arthur Andersen LLP
                                         Arthur Andersen LLP



     Chicago, Illinois
     January 26, 1998